February 8, 2019

Geert Kersten
Chief Executive Officer
CEL SCI CORP
8229 Boone Blvd. #802
Vienna, Virginia 22182

       Re: CEL SCI CORP
           Registration Statement on Form S-1
           Filed January 18, 2019
           File No. 333-229295

Dear Mr. Kersten:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance